EXHIBIT 1.01
Vocera Communications, Inc.
Conflict Minerals Report
For the Reporting Period January 1 to December 31, 2018
This Conflict Minerals Report (“CMR”) has been prepared by Vocera Communications, Inc. (herein referred to, alternatively, as “Vocera,” “we” and “our”). This CMR for the reporting period January 1 to December 31, 2018 is presented to comply with the final conflict minerals implementing rules (“Final Rules”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by SEC guidance issued on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rules were adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rules impose certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten and gold.
To comply with the Final Rules, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture to ascertain whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.
Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, Vocera is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein. Furthermore, given that Vocera has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.
I. Company Overview
Vocera is a provider of secure, integrated, intelligent communication and workflow solutions, focused on empowering mobile workers in healthcare, hospitality, energy, and other mission-critical mobile work environments in the U.S. and internationally.
II. Product Overview
Vocera’s solutions include the Vocera Communication System, Vocera Care Experience, Vocera Engage integration platform, smartphone applications and our Experience Innovation Network, a thought leadership collaborative. The components supplied by Vocera to its customers in 2018 and comprising the Vocera Communication System were (i) a unique software platform, (ii) communication devices and server software, including our hands-free, wearable, voice-controlled communication badges, and third-party computing devices that interoperate with our software platform, and (iii) accessories for such communication devices. The information set forth under the subheading “Our products, technology and services” in “Item 1. Business” of our most recent annual report on Form 10-K, filed with the SEC on February 27, 2019, is incorporated herein by reference.
III. Supply Chain Overview
Vocera outsources the manufacturing of its communication devices and accessories to original design manufacturers and a contract manufacturer. Vocera’s communication badge is currently built in Mexico and Taiwan using custom tools and test equipment owned by Vocera. Initial volumes of new products may be manufactured by Vocera’s contract manufacturer in U.S.

facilities. Most of Vocera’s accessories, including batteries, chargers and attachments, are built by original design manufacturers in Asia. These manufacturers are responsible for procuring all the components included in Vocera’s products as specified and approved by Vocera. Some of these components are sole-sourced off-the-shelf and some are custom components built exclusively for Vocera’s products. For purposes of this CMR, our “products” are the tangible components of the Vocera Communications System, and references to our “suppliers” refer to suppliers that supply products to Vocera.
IV. Conflict Minerals Analysis and Reasonable Country of Origin Inquiry
Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have concluded that:

•	Our products contain conflict minerals that are necessary to the production or functionality of such products; and

•	We are unable to determine whether the conflict minerals present in our products originate in the Covered Countries.
We are therefore required by the Final Rules to file with the SEC a Form SD and a Conflict Minerals Report as an exhibit thereto.

V. Design of Due Diligence Measures
Vocera designed its due diligence with respect to the source and chain of custody of the conflict minerals contained in its products based on the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).
VI. Due Diligence Measures Performed by Vocera
Vocera performed the following due diligence measures in accordance with the OECD Guidance and the Final Rules:
OECD Guidance Step #1: Establish Strong Company Management Systems

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Vocera maintains a Conflict Minerals Policy (the “Conflict Minerals Policy”) that sets forth (i) Vocera’s expectations of its suppliers regarding supporting Vocera’s compliance activities and (ii) its policies and practices with respect to the engagement of suppliers and the implementation of risk mitigation measures. The Conflict Minerals Policy can be found on our website at www.vocera.com/corporate-responsibility.

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The implementation of Vocera’s RCOI and the conducting of due diligence on the source and chain of custody of Vocera’s necessary conflict minerals are managed by Vocera’s Operations Department, with the assistance of the Law Department. Vocera’s Board of Directors (the “Board”) has delegated oversight and review with respect to these processes to the Governance and Nominating Committee of the Board (the “G&N Committee”). To the extent that red flags or other issues are identified in the supplier data acquisition or engagement processes, these issues and red flags will be addressed first by the responsible individuals within the Operations and Law Departments and will then subsequently be reported to and reviewed by the G&N Committee.

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The Operations and Law Department staff responsible for conflict minerals compliance (i) have received training regarding conflict minerals compliance and (ii) are required to be familiar with Vocera’s Conflict Minerals Policy and with Vocera’s conflict minerals-related processes and procedures.

•	Records of material conflict minerals-related documentation are maintained electronically by Vocera for a period of five (5) years from the date of creation.

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Vocera’s existing suppliers have been provided with a copy of the Conflict Minerals Policy. New suppliers will be provided with a copy of the Conflict Minerals Policy as part of Vocera’s standard supplier onboarding process. Subject to each supplier’s position in the supply chain in the 2018 reporting year, and Vocera’s relative leverage with respect to such supplier, Vocera used commercially reasonable efforts to obtain (i) the assent of its suppliers to a policy on conflict minerals consistent with the Vocera Conflict Minerals Policy; (ii) the cooperation of such suppliers in providing the information required by the CMRT (as defined below); and (iii) the commitment of such suppliers to promptly update Vocera regarding changes in their sourcing practices and circumstances that impact Vocera by providing Vocera with revised CMRTs.

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Interested parties can report improper activities in violation of the Conflict Minerals Policy or the Final Rules by reporting such activities to ConflictMineralsCompliance@vocera.com. The contact and email address for the grievance mechanism are published on Vocera’s website at www.vocera.com/corporate-responsibility. All reported activities will be reviewed by the appropriate individuals within the Operations and Law Departments and reported to the G&N Committee.

OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

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Vocera requires that its suppliers provide the information required to complete, in all material respects, the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (the “CMRT”). The CMRT is designed to provide Vocera with sufficient information regarding its suppliers’ practices with respect to the sourcing of conflict minerals to enable it to comply with its requirements under the Final Rules.

•	Vocera’s Operations and Law Departments manage the collection of information reported on the CMRT by its suppliers.

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All of Vocera’s suppliers timely provided the information required by the CMRT. Vocera will utilize a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

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If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, Vocera determines that there is a reasonable risk that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, Vocera will apply a series of escalations.

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Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers), to disengagement by Vocera from the applicable supplier.

OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the RMI to conduct third-party audits of smelters and refiners.
OECD Guidance Step #5: Report on Supply Chain Due Diligence
As required by the Final Rules, we have filed a Form SD and a Conflict Minerals Report as an exhibit thereto for the 2018 reporting year. The Form SD and Conflict Minerals Report are also available on our website at www.vocera.com/corporate-responsibility.
VII. Smelters and Refiners Identified
As a result of Vocera’s reasonable country of origin inquiry, four suppliers, representing 100% of our suppliers, provided completed CMRTs to Vocera. These suppliers identified the names of 276 smelters and refiners from which they source conflict minerals. Of those smelters and refiners, 271 smelters and refiners, or approximately 98%, are conformant with the assessment protocols of the RMI’s Responsible Minerals Assurance Process (the “RMAP”). The remainder of the smelters and refiners are not, at this time, conformant with the assessment protocols of the RMAP. With respect to these smelters and refiners, although we were not able to determine the mines or locations of origin of the conflict minerals sourced from such smelters and refiners, we were able to determine the countries in which they are located, which are as follows (grouped according to the specific conflict mineral processed by such smelters and refiners):

Conflict Minerals	Country Locations of Smelters and Refiners
Gold	Netherlands, United States
Tantalum	China
Tin	China
Tungsten	China
VIII. Steps to Mitigate Risk
Vocera intends to take the following steps to mitigate the risk that its necessary conflict minerals benefit armed groups:

•	Continue to engage with suppliers to obtain the information required to complete, in all material respects, the CMRT;

•	Encourage the development of supplier capabilities to perform conflict minerals-related due diligence; and

•	Provide ongoing training to applicable Vocera personnel regarding emerging best practices and other relevant topics for conflict minerals compliance.
FORWARD-LOOKING STATEMENTS
Statements relating to due diligence improvements and certain other statements herein are forward-looking in nature and are based on Vocera’s management’s current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Vocera’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein.
DOCUMENTS INCORPORATED BY REFERENCE
Unless otherwise stated herein, any documents, third-party materials or references to websites (including Vocera’s) are not incorporated by reference in, or considered to be a part of, this CMR, unless expressly incorporated by reference herein.